Skeyeon, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Skeyeon

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Morgan Stanley checking	103,699.89
Morgan Stanley svgs	326,253.22
Total Bank Accounts	**$429,953.11**
Total Current Assets	**$429,953.11**
Fixed Assets	
Accumulated Depreciation	-6,772.00
Furniture and Fixtures	7,954.66
Total Fixed Assets	**$1,182.66**
Other Assets	
Patents	
Patents Issued	
Accum Amortization	-21,785.00
Patent 61152US02 (2019)	17,840.00
Patent 61152US03 (2021)	15,143.92
Patent 62564US02 (2020)	11,404.62
Patent 62565US01 (2020)	11,243.37
Patent 62565US01 (2024) patent # 10590068	1,184.00
Patent 62565US02 (2020)	14,708.80
Patent 62565US03 (2024) patent # 11840498	8,375.00
Patent 62566US01 (2020)	22,304.83
Patent 62566US02 (2023)	21,497.97
Total Patents Issued	**101,917.51**
Patents Pending	
Patent 62564EP01	32,076.82
Patent 62564US04	13,540.50
Patent 62565US04	2,104.00
Patent 62566US03	5,254.00
Patent 64161EP01	11,812.35
Patent 64161US02	18,651.00
Patent 84227US01	780.00
Patent 91690US01	1,475.00
Patent 91690US02	1,400.00
Patent 91691US01	1,800.00
Patent 91691US02	2,050.00
Total Patents Pending	**90,943.67**
Total Patents	**192,861.18**

Skeyeon

Balance Sheet

As of December 31, 2024

	TOTAL
R&D Capitalized 2022	59,858.50
R&D Capitalized Accum Amort	-17,958.00
Total R&D Capitalized 2022	**41,900.50**
Start Up Costs	52,181.21
Accumulated Amortization	-27,542.00
Total Start Up Costs	**24,639.21**
Trademark Registration	1,920.00
Total Other Assets	**$261,320.89**
TOTAL ASSETS	**$692,456.66**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	1,255.00
Total Accounts Payable	**$1,255.00**
Other Current Liabilities	
credit card payable	1,672.23
Due to Shareholder	25.00
Total Other Current Liabilities	**$1,697.23**
Total Current Liabilities	**$2,952.23**
Total Liabilities	**$2,952.23**
Equity	
Common Stock	2,144,314.25
Paid in Capital (Wefunder)	95,845.73
Retained Earnings	-1,694,709.20
Net Income	144,053.65
Total Equity	**$689,504.43**
TOTAL LIABILITIES AND EQUITY	**$692,456.66**

Skeyeon
Balance Sheet
As of December 31, 2023

	Total	
	As of Dec 31, 2023	As of Dec 31, 2022 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Morgan Stanley checking	87,666.27	4,317.20
Morgan Stanley svgs	161,843.42	172,565.67
Total Bank Accounts	$ 249,509.69	$ 176,882.87
Accounts Receivable		
Accounts Receivable	0.00	
Total Accounts Receivable	$ 0.00	
Other Current Assets		
Payroll Tax Receivable	0.00	0.00
Undeposited Funds	0.00	
Total Other Current Assets	$ 0.00	$ 0.00
Total Current Assets	$ 249,509.69	$ 176,882.87
Fixed Assets		
Accumulated Depreciation	-6,182.00	-6,182.00
Furniture and Fixtures	7,954.66	7,954.66
Total Fixed Assets	$ 1,772.66	$ 1,772.66
Other Assets		
Patents		
Patents Issued		
Accum Amortization	-14,948.00	-14,948.00
Patent 61152US02 (2019)	17,840.00	17,040.00
Patent 61152US03 (2021)	15,143.92	15,143.92
Patent 62564US02 (2020)	10,514.62	10,514.62
Patent 62565US01 (2020)	11,243.37	11,243.37
Patent 62565US02 (2020)	13,818.80	13,818.80
Patent 62566US01 (2020)	21,504.83	21,504.83
Patent 62566US02 (2023)	21,497.97	19,844.97
Total Patents Issued	$ 96,615.51	$ 94,162.51
Patents Pending		
Patent 61152US04	0.00	1,446.00
Patent 62564EP01	27,103.45	19,430.42
Patent 62564US03	0.00	7,827.00
Patent 62564US04	3,716.50	
Patent 62564W001	0.00	3,712.70
Patent 62565US03	6,144.00	1,534.00
Patent 62566US03	5,164.00	
Patent 64161EP01	12,321.08	12,231.08
Patent 64161US01	0.00	10,125.97
Patent 64161US02	17,191.00	10,509.00
Patent 64161WO01	0.00	5,557.00
Patent 79825US01	325.00	
Patent 84227US01	780.00	
Patent 91690US01	1,475.00	
Patent 91690US02	1,400.00	
Patent 91691US01	1,150.00	
Patent 91691US02	1,400.00	
Total Patents Pending	$ 78,170.03	$ 72,373.17

Total Patents		$	**174,785.54**	$	**166,535.68**
Prepaid Tax			0.00		0.00
R&D Capitalized 2022			59,858.50		59,858.50
R&D Capitalized Accum Amort			-5,986.00		-5,986.00
Total R&D Capitalized 2022		$	**53,872.50**	$	**53,872.50**
Start Up Costs			52,181.21		52,181.21
Accumulated Amortization			-24,063.00		-24,063.00
Total Start Up Costs		$	**28,118.21**	$	**28,118.21**
Total Other Assets		$	**256,776.25**	$	**248,526.39**
TOTAL ASSETS		$	**508,058.60**	$	**427,181.92**
LIABILITIES AND EQUITY					
Liabilities					
Current Liabilities					
Accounts Payable					
Accounts Payable			26,004.75		2,646.15
Total Accounts Payable		$	**26,004.75**	$	**2,646.15**
Credit Cards					
Amex			14,300.00		
Total Credit Cards		$	**14,300.00**		
Other Current Liabilities					
credit card payable			0.00		2,031.71
Due to Shareholder			25.00		25.00
Payroll Liabilities			0.00		0.00
Total Other Current Liabilities		$	**25.00**	$	**2,056.71**
Total Current Liabilities		$	**40,329.75**	$	**4,702.86**
Long-Term Liabilities					
Loan from Shareholder			0.00		5,999.44
Total Long-Term Liabilities		$	**0.00**	$	**5,999.44**
Total Liabilities		$	**40,329.75**	$	**10,702.30**
Equity					
Common Stock			2,144,314.25		2,039,314.25
Retained Earnings			-1,622,834.63		-1,587,632.34
Net Income			-53,750.77		-35,202.29
Total Equity		$	**467,728.85**	$	**416,479.62**
TOTAL LIABILITIES AND EQUITY		$	**508,058.60**	$	**427,181.92**

Monday, Dec 18, 2023 12:47:05 PM GMT-8 - Accrual Basis

Skeyeon

Profit and Loss

January - December 2024

	TOTAL
Income	
Revenue	449,418.83
Total Income	**$449,418.83**
Cost of Goods Sold	
Direct Materials & Supplies	38,415.00
Direct Travel	2,524.48
Total Cost of Goods Sold	**$40,939.48**
GROSS PROFIT	**$408,479.35**
Expenses	
Accounting Fees	4,432.79
Advertising & Marketing	3,286.41
Business Meals	23.46
Business Meetings	1,942.27
Consulting	89,507.76
Contracted Services	123,100.00
Dues and Subscriptions	695.00
Expired Patent Expense	245.00
Legal Fees	13,791.32
Liability Insurance	1,108.00
Office Expenses	1,291.58
R&D	33,500.00
Tax - State	800.00
Total Expenses	**$273,723.59**
NET OPERATING INCOME	**$134,755.76**
Other Income	
Dividend Income	9,287.24
interest Income	10.65
Total Other Income	**$9,297.89**
NET OTHER INCOME	**$9,297.89**
NET INCOME	**$144,053.65**

Skeyeon
Profit and Loss
January - December 2023

	Total	
	Jan - Dec 2023	Jan - Dec 2022 (PY)
Income		
Revenue	109,991.21	
Total Income	**$ 109,991.21**	
Gross Profit	**$ 109,991.21**	**$ 0.00**
Expenses		
Accounting Fees	8,309.97	3,282.02
Amortization		15,417.00
Business Meals	85.94	
Consulting	82,111.50	
Depreciation		676.00
Fundraising	14,700.00	
Legal Fees	14,043.50	12,677.03
Liability Insurance	1,478.00	1,488.00
Office Expenses	3,049.67	1,365.13
Office Supplies	219.96	
Postage & Shipping	15.00	40.72
R&D	6,000.00	0.00
Tax - State	1,250.00	1,700.00
Travel - Indirect	3,796.13	
Worker's Comp Insurance	-488.00	488.00
Total Expenses	**$ 134,571.67**	**$ 37,133.90**
Net Operating Income	**-$ 24,580.46**	**-$ 37,133.90**
Other Income		
Dividend Income	7,226.19	2,777.25
interest Income	2.25	2.13
Total Other Income	**$ 7,228.44**	**$ 2,779.38**
Other Expenses		
Abandoned Pending Patents	30,530.67	
Advertising - U		847.77
Total Other Expenses	**$ 30,530.67**	**$ 847.77**
Net Other Income	**-$ 23,302.23**	**$ 1,931.61**
Net Income	**-$ 47,882.69**	**-$ 35,202.29**

Wednesday, Jan 17, 2024 10:18:44 AM GMT-8 - Accrual Basis

Skeyeon

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	151,122.86
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Trademark Registration:Accumulated Amortization	64.00
Accounts Payable	-257.16
Amex	-7,929.42
Due to Shareholder	-25.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-8,147.58**
Net cash provided by operating activities	**$142,975.28**
INVESTING ACTIVITIES	
Accumulated Depreciation	503.00
Patents:Patents Issued:Accum Amortization	8,213.00
Patents:Patents Issued:Patent 62564US02 (2020)	-890.00
Patents:Patents Issued:Patent 62565US01 (2024) patent # 10590068	-1,184.00
Patents:Patents Issued:Patent 62565US02 (2020)	-890.00
Patents:Patents Issued:Patent 62565US03 (2024) patent # 11840498	-2,231.00
Patents:Patents Issued:Patent 62566US01 (2020)	-800.00
Patents:Patents Pending:Patent 62564EP01	-4,973.37
Patents:Patents Pending:Patent 62564US01	0.00
Patents:Patents Pending:Patent 62564US04	-9,824.00
Patents:Patents Pending:Patent 62565US04	-2,153.00
Patents:Patents Pending:Patent 62566US03	-90.00
Patents:Patents Pending:Patent 64161EP01	508.73
Patents:Patents Pending:Patent 64161US02	-1,460.00
Patents:Patents Pending:Patent 79825US01	325.00
Patents:Patents Pending:Patent 91691US01	-650.00
Patents:Patents Pending:Patent 91691US02	-650.00
R&D Capitalized (2024)	-33,500.00
R&D Capitalized (2024):R&D Capitaliezed Accum Amortization	3,350.00
R&D Capitalized 2022:R&D Capitalized Accum Amort	11,972.00
Start Up Costs:Accumulated Amortization	3,479.00
Trademark Registration	-1,920.00
Net cash provided by investing activities	**$ -32,864.64**
FINANCING ACTIVITIES	
Paid in Capital (Wefunder)	95,845.73
Net cash provided by financing activities	**$95,845.73**
NET CASH INCREASE FOR PERIOD	**$205,956.37**
Cash at beginning of period	225,230.03
CASH AT END OF PERIOD	**$431,186.40**

Skeyeon

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-70,760.69
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Accounts Payable	3.76
Amex	8,620.98
credit card payable	-2,031.71
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**6,593.03**
Net cash provided by operating activities	**$ -64,167.66**
INVESTING ACTIVITIES	
Accumulated Depreciation	590.00
Patents:Patents Issued:Accum Amortization	6,837.00
Patents:Patents Issued:Patent 61152US02 (2019)	-800.00
Patents:Patents Issued:Patent 62565US03 (2024) patent # 11840498	-4,610.00
Patents:Patents Issued:Patent 62566US02 (2023)	-1,653.00
Patents:Patents Pending:Patent 61152US04	1,446.00
Patents:Patents Pending:Patent 62564EP01	-7,673.03
Patents:Patents Pending:Patent 62564US03	7,827.00
Patents:Patents Pending:Patent 62564US04	-3,716.50
Patents:Patents Pending:Patent 62564W001	3,712.70
Patents:Patents Pending:Patent 62566US03	-5,164.00
Patents:Patents Pending:Patent 64161EP01	-90.00
Patents:Patents Pending:Patent 64161US01	10,125.97
Patents:Patents Pending:Patent 64161US02	-6,682.00
Patents:Patents Pending:Patent 64161WO01	5,557.00
Patents:Patents Pending:Patent 79825US01	-325.00
Patents:Patents Pending:Patent 84227US01	-780.00
Patents:Patents Pending:Patent 91690US01	-1,475.00
Patents:Patents Pending:Patent 91690US02	-1,400.00
Patents:Patents Pending:Patent 91691US01	-1,150.00
Patents:Patents Pending:Patent 91691US02	-1,400.00
R&D Capitalized 2022:R&D Capitalized Accum Amort	11,972.00
Start Up Costs:Accumulated Amortization	3,479.00
Net cash provided by investing activities	**$14,628.14**
FINANCING ACTIVITIES	
Loan from Shareholder	-5,999.44
Common Stock	105,000.00
Net cash provided by financing activities	**$99,000.56**
NET CASH INCREASE FOR PERIOD	**$49,461.04**
Cash at beginning of period	175,768.99
CASH AT END OF PERIOD	**$225,230.03**


Skeyeon, Inc.
Statement of Changes in Equity


Accounts	2024 Amount ($)	2023 Amount ($)
Common Stock	2,144,314.25	2,039,314.25
Paid-in Capital (Wefunder)	95,845.73	—
Retained Earnings	(1,694,709.20)	(1,622,834.63)
Net Income (Loss)	144,053.65	(53,750.77)
Total Equity	**689,504.43**	**467,728.85**


Unaudited


Skeyeon, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Skeyeon, Inc. (the "Company") is a corporation organized on January 19, 2016 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.